

July 29, 2010

Mr. Brian Haveson
Chief Executive Officer
Lightning Gaming, Inc.
23 Creek Circle
Boothwyn, PA 19061

> **Re: Lightning Gaming, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-52575**

Dear Mr. Haveson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 21

1.   Your discussion and analysis of liquidity and capital resources should provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In addition, you should provide an indication of the specific time period that you will have sufficient cash to finance operations. Please tell us how you considered the guidance in Section IV of SEC Release 33-8350.

Mr. Brian Haveson
Lightning Gaming, Inc.
July 29, 2010
Page 2

Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 28

2. We note your disclosure on page 3 that one of your revenue models combines the sale and lease models whereby you sell the equipment and enter into a three year license agreement with the customer to use your software. Please tell us how you account for these revenue arrangements. In this regard, tell us whether you consider the elements within these arrangements to be separate units of accounting. If so, tell us how you have determined fair value of the elements within these arrangements in accordance with the provisions of ASC 985-605. Also, tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant